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                             September 28, 2021

       Timothy Forrester
       Executive Vice President and Chief Financial Officer
       UWM Holdings Corp
       585 South Boulevard E
       Pontiac, MI 48341

                                                        Re: UWM Holdings Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
22, 2021
                                                            CIK No. 0001783398

       Dear Mr. Forrester:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance
       cc:                                              Kara MacCullough